                                                                     Exhibit 2.3


MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

OVERVIEW

Stolt Comex Seaway S.A. ("SCS") is a holding company which through its subsidiaries is the leading subsea contractor to the oil and gas industry, specializing in technologically sophisticated offshore and subsea engineering, flowline, trunkline and pipeline lay, construction, inspection and maintenance services. The Company operates in more than 60 countries worldwide and maintains offices in Europe, the Middle East, West Africa, Asia Pacific, and the Americas.

A publicly-traded company since May 1993, SCS was established through the merger of the businesses of two leading diving support services companies, Comex Services S.A. and Stolt-Nielsen Seaway A/S, which were acquired by Stolt-Nielsen S.A. ("SNSA") in separate transactions in 1992. At the time of acquisition, Comex was a leading worldwide subsea services contractor, which pioneered deep water saturation diving and subsea construction using both manned and unmanned techniques. Seaway operated principally in the North Sea and pioneered the development and use of specially designed, technologically sophisticated diving support ships and remotely operated vehicles ("ROVs") to support operations in hostile deep water environments.

SCS completed an initial public offering of 6,000,000 Common Shares in May 1993, raising additional share capital of approximately $43.4 million. During 1997 SCS raised additional share capital of approximately $239.8 million by means of two equity offerings. These proceeds are net of offering expenses of $11.0 million. In March 1997, the Company sold 8,050,000 Common Shares and during November 1997 an additional 4,000,000 Common Shares were sold. Concurrent with the March offering the Company exchanged debt due to an affiliate of SNSA for 14,000,000 Class B Shares. Concurrent with the November offering SNSA sold 4,000,000 Common Shares that had been converted from 8,000,000 Class B Shares.

On January 9, 1998 the Company completed a two-for-one stock split which was effected by means of a stock dividend distribution. On June 25, 1998 the Company issued a stock dividend in the form of one new Class A Share for every two Common Shares held. All share data and per share data have been restated to reflect this.

In August 1998, SCS acquired Ceanic Corporation ("Ceanic"), a publicly traded Houston-based subsea contractor, for approximately $218.9 million. Ceanic provides both subsea services and products to the offshore oil and gas industry in the Gulf of Mexico and inland underwater services and products to domestic industrial and governmental customers. With Ceanic, SCS took ownership of a substantial fleet of ships, ROVs, and other related technologies.

The acquisition of Ceanic was strategically important for SCS to access the growing deep water market for subsea services in the Gulf of Mexico, and to strengthen the dialogue with Houston-based oil and gas companies with regard to providing them with subsea services for their worldwide needs.

In December 1998, SCS acquired the ROV business of Dolphin A/S for approximately $16.9 million. This acquisition included 21 ROVs, the majority of which are on long-term contracts to major oil companies in Norway.

On December 7, 1999 the Company announced the completion of a transaction to form a joint venture entity, NKT Flexibles I/S, for the manufacture of flexible flowlines and dynamic flexible risers for the offshore oil and gas industry. NKT Flexibles I/S is owned 51% by NKT Holdings A/S, and 49% by SCS. Stolt Comex Seaway S.A. issued 1,758,242 Class A Shares with an average guaranteed value of $14.475 per share and paid $10.5 million in cash for its 49% interest in NKT Flexibles I/S, a total consideration of $36.0 million.

On December 16, 1999 the Company announced the acquisition of the French offshore construction and engineering company ETPM S.A. ("ETPM"), a wholly owned subsidiary of Groupe GTM S.A. ("GTM"), the construction affiliate of Suez Lyonnaise des Eaux S.A.. SCS paid GTM $130.0 million in cash and issued 6,142,857 Class A Shares. These shares are subject to a minimum guaranteed price of between $17.50 and $18.50, which is expected to give GTM a total price for its ETPM shares of between $237.5 and $243.6 million. This transaction is discussed further under the "liquidity and capital resources" and "subsequent events" sections below.

The market for the Company's services is dependent upon the success of exploration and the level of development and production expenditures in the oil and gas industry. Such expenditures are cyclical in nature and are influenced by prevailing and anticipated oil and gas prices.

The price of oil fell dramatically during the latter part of 1998 and continued to be low during the early part of 1999. This affected different segments of the industry in different ways. New field developments in shallow water can be turned on or off at relatively short notice and this was particularly noticeable in the U.K. sector of the North Sea and the U.S. Gulf of Mexico during 1999 where the markets for the Company's services were well below those seen in previous years. However, new developments in deeper water, SCS's core activity, have longer lead times and, require a greater length of time for the planning and installation phases. These areas remained relatively stable during 1999.

The Company's backlog at January 31, 2000 stands at $1,060.2 million, of which $657.6 million is for 2000. Included in this figure is $477.8 million for the newly acquired business of ETPM. This compares to a backlog at January 31, 1999 of $597.6 million, of which $382.3 million was for 1999.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION, CONTINUED

The preparation of financial statements, in conformity with general accepted accounting principles, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Actual results could differ from those estimates. Estimates are used in the determination of the percentage of completion of long-term contracts, allowances for doubtful accounts, the assessment of the impairment of the value of long-lived assets, depreciation and amortization, employee benefit plans, taxes and contingencies among others.

SEASONALITY

Over the past three years a substantial proportion of the Company's revenue has been generated from work performed in the North Sea and, more recently, North America. Although less apparent than in the past due to technological advances, adverse weather conditions during the winter months in these regions usually result in lower levels of activity during these periods. It is anticipated that the high level of activity in Africa through the newly acquired business of ETPM will not significantly change this pattern in the future. Therefore, full year results are not likely to be a direct multiple of any particular quarter or combination of quarters.

SHIP UTILIZATION

The following tables set forth the average ship utilization by quarter for the Company's fleets of Dynamically Positioned ("DP") deep water construction ships and shallow water diving ships and barges. The utilization rate is calculated by dividing the total number of days for which the ships were engaged in project related work in a quarter by 95% of the total number of days that the ships were owned or chartered by the Company in such a quarter, expressed as a percentage. The remaining 5% of total available days is assumed to relate to normal maintenance and repair time.

===============================================================
% UTILIZATION
---------------------------------------------------------------
For the years ended
November 30,          Qtr 1    Qtr 2   Qtr 3    Qtr 4     Year
---------------------------------------------------------------
DEEP WATER CONSTRUCTION SUPPORT SHIPS AND BARGES
---------------------------------------------------------------
1999                   81%      76%     85%      65%      77%
1998                   84%      87%     96%      80%      86%
1997                   84%      97%     99%     100%      96%
===============================================================
SHALLOW WATER SHIPS AND BARGES
---------------------------------------------------------------
1999                   33%      38%     55%      46%      43%
1998                   23%      63%     43%      55%      53%
1997                   65%      33%     25%      63%      46%
===============================================================

Utilization of the deep water fleet was lower in 1999 than in 1998 due to the unfavorable market conditions in the U.K. and Gulf of Mexico. In October 1999 the Seaway Condor was taken out of service for a major upgrade which was required for a new long-term contract in Brazil. In 1998 and 1997 the utilization of the deep water fleet was high due to favorable market conditions and the Company's success in securing contracts worldwide. In 1998 utilization of the deep water fleet was lower than in 1997 due to the strategic repositioning of the Seaway Hawk and the Seaway Eagle to the Gulf of Mexico and the North Sea, respectively.

The shallow water diving fleet was only acquired during August 1998 through the Ceanic acquisition. Comparatives for the first 3 quarters of 1998 and the full year in 1997 relate to shallow water barges only. Utilization was low in the shallow water fleet in the first half of 1999 due to the poor market conditions in the Gulf of Mexico.

RESULTS OF OPERATIONS

The following tables show annual net operating revenue and income (loss) before tax for each of the Company's product lines for the past three fiscal years. Larger projects are allocated to the two worldwide product lines at tender stage. Field development projects are those which involve engineering, procurement, installation and commissioning requiring multiple skills which may include subsea construction, pipelay, procurement, fabrication, and installation of Floating Production, Storage and Offloading units, ("FPSO"), Spars and Tension Leg Platforms, ("TLP"). Subsea construction projects generally involve welding, hot-tapping, decommissioning and other diving and diverless subsea construction techniques. All other projects are managed in the region in which they take place.

--------------------------------------------------------------------------------

============================================================================================================================
For the Years Ended November 30,                  1999                           1998                           1997
----------------------------------------------------------------------------------------------------------------------------
(in millions)
NET OPERATING REVENUE
Field development                      $  141.7          22.1%       $  268.0           41.2%       $  184.2           42.7%
Subsea construction                       160.9          25.1%          145.0           22.3%           78.3           18.2%
U.K. regional business                     33.0           5.2%           44.5            6.8%           37.8            8.8%
Norway regional business                   54.6           8.5%           37.6            5.8%           42.0            9.7%
Asia Pacific regional business             40.2           6.3%           34.2            5.3%           20.7            4.8%
SEAME* regional business                   28.1           4.4%           20.4            3.1%           24.5            5.7%
South America regional business            47.7           7.4%           48.5            7.5%           42.4            9.8%
North America regional business           132.9          20.7%           50.4            7.8%           --             --
Other                                       1.6           0.3%            1.2            0.2%            1.2            0.3%
----------------------------------------------------------------------------------------------------------------------------
Total                                  $  640.7         100.0%       $  649.8          100.0%       $  431.1          100.0%
============================================================================================================================
NET (LOSS) INCOME BEFORE TAX

Field development                      $   (9.9)       (128.6)%      $   24.3           33.8%       $   15.8           31.5%
Subsea construction                        15.1         196.1%           18.7           26.0%           10.5           20.9%
U.K. regional business                      1.8          23.4%            3.9            5.4%            3.9            7.8%
Norway regional business                    3.3          42.9%            2.6            3.6%            6.3           12.6%
Asia Pacific regional business             (4.9)        (63.6)%           6.8            9.5%            3.3            6.6%
SEAME* regional business                   (0.5)         (6.5)%          (0.4)          (0.6)%          (0.4)          (0.8)%
South America regional business             7.4          96.1%            0.3            0.4%            4.0            8.0%
North America regional business            (7.9)       (102.6)%           8.3           11.6%           --             --
Other                                       3.3          42.8%            7.3           10.3%            6.7           13.4%
----------------------------------------------------------------------------------------------------------------------------
Total                                  $    7.7         100.0%       $   71.8          100.0%       $   50.1          100.0%
============================================================================================================================

*SEAME (SOUTHERN EUROPE, AFRICA AND THE MIDDLE EAST)


OVERALL

Net operating revenue decreased to $640.7 million in 1999 from $649.8 million in 1998 largely as a result of poor market conditions in the U.K. particularly in field development, and the Gulf of Mexico. The increase of revenue in North America regional business shown above is entirely due to the full year impact of the acquisition of Ceanic. The poor market conditions together with the interest expense incurred on borrowings, which increased as a result of the Ceanic acquisition, resulted in a decrease in net income before tax from $71.8 million in 1998 to $7.7 million in 1999. Poor project performance in Asia Pacific also contributed to the reduction in net income before tax.

Net operating revenue increased to $649.8 million in 1998 from $431.1 million in 1997 largely as a result of additional business in the North Sea, the full year impact of ships added to the fleet during 1997, and the impact of the acquisition of Ceanic. Net income before tax increased to $71.8 million from $50.1 million in 1997 reflecting the above factors together with reduced borrowing costs following two successful equity offerings in 1997.

FIELD DEVELOPMENT

Net operating revenue decreased to $141.7 million in 1999 compared to $268.0 million in 1998 as a result of the market conditions in the U.K., which made it difficult to replace the Amerada Hess Triton project. In addition a large part of the activity of the field development product line was directed towards the Girassol project in West Africa which is conducted through a joint venture and is, therefore, shown as equity in net income of non-consolidated joint ventures in the income statement. This project will largely be conducted in 2000 and 2001. Net operating revenue in 1998 increased to $268.0 million from $184.2 million in 1997 largely as a result of winning the Amerada Hess Triton project in the U.K..

Net loss before tax in 1999 of $9.9 million compared to a net income before tax of $24.3 million in 1998 largely as a result of the reduced activity in the U.K., and market conditions, which severely impacted the utilization of assets in this product line. There were also trenching difficulties associated with a number of projects. The net income of $24.3 million in 1998 increased from $15.8 million in 1997 largely as a result of the high levels of asset utilization associated with the Amerada Hess Triton project and a number of other smaller projects in the North Sea.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION, CONTINUED


SUBSEA CONSTRUCTION

Net operating revenue of $160.9 million in 1999 increased from $145.0 million in 1998 as a result of increased activity in the Norwegian sector of the North Sea where the Company was very successful in 1999, and strong campaigns in both North America and SEAME. The net operating revenue in 1998 increased to $145.0 million from $78.3 million in 1997 due to market conditions in the North Sea and SEAME regions.

Net income before tax of $15.1 million in 1999 decreased from $18.7 million in 1998 due to reduced asset utilization resulting from the poor market conditions in the U.K. and reduced margins worldwide. Net income before tax increased from $10.5 million in 1997 to $18.7 million in 1998.

U.K. REGIONAL BUSINESS


Net operating revenue of $33.0 million in 1999 decreased from $44.5 million in 1998. This was entirely due to the poor market conditions in the region. However, a significant long-term contract for BP Amoco was awarded towards the end of 1999 and it is anticipated that this will have a positive effect on the results for 2000. In 1998 the revenue of $44.5 million represented an increase of $6.7 million from 1997 revenue of $37.8 million. This increase was largely due to the availability of assets in the region with the addition of the SEAWAY EAGLE and DISCOVERY to the fleet during 1997.

The net income before tax of $1.8 million in 1999 compared to net income before tax of $3.9 million in 1998. This can largely be explained by the reduced market activity in the region, which reduced margins and asset utilization. Net income before tax of $3.9 million in 1998 was unchanged from net income before tax in 1997.

NORWAY REGIONAL BUSINESS


Net operating revenue for 1999 was $54.6 million compared to $37.6 million for 1998. The increase in 1999 was due to the purchase of the ROV business of Dolphin A/S that contributed approximately $10.0 million to revenue in 1999. Net operating revenue in 1998 was a decrease of $4.4 million from 1997 due to lower levels of survey work in 1998.

Net income before tax in 1999 was $3.3 million compared to $2.6 million in 1998. This increase can be attributed to the purchase of the ROV business described above. This was partially offset by the competitive nature of the market for regional business, particularly drill support in Norway during 1999 and an under utilization of regional assets. Net income before tax in 1998 of $2.6 million was a substantial decrease from 1997 net income before tax of $6.3 million. In 1997 both survey and IMR projects performed extremely well and asset utilization was very good.

ASIA PACIFIC REGIONAL BUSINESS


In 1999 net operating revenue increased to $40.2 million from $34.2 million due to improvements in the market in the region for ROVs and in the Indonesian market in general. In 1998 net operating revenue of $34.2 million was an improvement of $13.5 million from 1997 revenue of $20.7 million, which was largely due to market improvements.

In 1999 a net loss before tax of $4.9 million compared to a net income before tax of $6.8 million in 1998. This loss largely resulted from poor project performance on two projects in Indonesia where unexpected soil conditions made the trenching of pipelines very difficult. Net income before tax of $6.8 million in 1998 compared to net income before tax of $3.3 million in 1997. The increase in 1998 was the result of improvements in market conditions as discussed above.

SEAME REGIONAL BUSINESS


Net operating revenue in 1999 of $28.1 million compared favorably to revenue in 1998 of $20.4 million. This increase was partly due to the acquisition, as part of Ceanic, of two ships operating in Nigeria and partly due to improved market conditions in the region. A decrease of $4.1 million from 1997 revenue of $24.5 million to $20.4 million in 1998 reflected an increased focus on product line business in this period, which left fewer assets available to undertake regional business in SEAME.

A net loss before tax of $0.5 million compared to a net loss before tax of $0.4 million in both 1998 and 1997. These losses reflect the fact that work is undertaken on regional business during the winter months to maximize the utilization of assets, which would otherwise be idle.

SOUTH AMERICA REGIONAL BUSINESS


Net operating revenue of $47.7 million in 1999 compared to $48.5 million in 1998 and $42.4 million in 1997. The 1999 revenue was impacted by the currency devaluation in Brazil where some of the revenue is denominated in local currency. However, this was offset by both compensation from Petrobras under the terms of their contract and savings on local costs, which are also denominated in local currency. This resulted in net income before tax for 1999 of $7.4 million compared to $0.3 million in 1998 and $4.0 million in 1997. Unscheduled drydockings for both the Seaway Harrier and Seaway Osprey early in 1998 affected the income of the region during that period. During the second quarter of 2000 the Seaway Osprey is to be replaced by the Seaway Condor which is currently undergoing a major upgrade. The Seaway Osprey is expected back in the North Sea at the end of her contract in Brazil.

NORTH AMERICA REGIONAL BUSINESS


Net operating revenue in 1999 was $132.9 million compared to $50.4 million in 1998. There was no regional business in 1997. Regional business in North America commenced in August 1998 with the acquisition of Ceanic. Results in 1999 were disappointing due to the poor market conditions in the Gulf of Mexico where activity levels have been at a ten year low due to depressed prices for oil and gas for much of 1999. With oil and gas prices now at a higher level it is expected that this market will recover during late 2000. The poor market conditions resulted in a net loss before tax in 1999 of $7.9 million compared to a net income before tax for the last quarter of 1998 of $8.3 million.


OTHER


Other items are those which are not directly attributable to product lines or regional activity. These included the activity of Seaway Heavy Lifting Limited ("SHL"), a joint venture with a subsidiary of the Russian oil company Lukoil-Kaliningradmorneft plc ("Lukoil"), the results of the Company's treasury operations, and other corporate related items.

Net operating revenue in 1999 amounted to $1.6 million compared to $1.2 million in 1998 and 1997. This relates to management charges to joint ventures.

Net income before tax for 1999 was $3.3 million compared to $7.3 million in 1998. This decrease was largely due to lower utilization of the vessel operated by SHL, the Stanislav Yudin, offset to some extent by reduced foreign exchange losses and gains on the disposal of fixed assets. Net income of $7.3 million in 1998 compared to $6.7 million in 1997. This increase was the result of strong market conditions and good project performance by SHL.


DEPRECIATION AND AMORTIZATION


Depreciation and amortization in 1999 of $56.1 million compared to $35.5 million in 1998. This increase was largely the result of the full year impact of the Ceanic acquisition and fixed asset additions during 1998.

Depreciation and amortization in 1998 was $35.5 million compared to $25.5 million in 1997. The increase in 1998 was largely due to fixed asset additions in 1997 and 1998 and the acquisition of Ceanic in August 1998.


EQUITY IN NET INCOME OF NON-CONSOLIDATED JOINT VENTURES


Equity in net income of non-consolidated joint ventures in 1999 was $5.2 million, compared to $14.8 million in 1998 and $12.2 million in 1997. The decrease in 1999 was due to the completion of a project specific joint venture in the North Sea in 1998 and the reduced activity of SHL. The increase in 1998 was due to the commencement of a project specific joint venture in the North Sea and the activity levels of SHL during the period. The Company has an agreement with Lukoil to continue SHL until 2001.


ADMINISTRATIVE AND GENERAL EXPENSES


Administrative and general expenses in 1999 were $51.8 million, compared to $45.9 million and $31.4 million in 1998 and 1997, respectively. The increase is largely due to the full year effect of the Ceanic acquisition, and the absence of a profit sharing provision in 1999. The increase in 1998 over 1997 was largely due to the Ceanic acquisition and an increased profit share provision.


RESTRUCTURING CHARGE


During the year the Company carried out a reorganization of its North Sea operations. The Company's operational base in Haugesund, Norway was closed in July 1999. A single organization providing administrative and operational support was established during 1999 for North Sea commercial and administrative functions. Non-recurring costs amounting to $1.6 million were expensed, of which $1.3 million related to redundancy and relocation costs and $0.3 million related to other administrative costs. These have been shown as a separate line in the income statement. During the year SCS paid out $1.0 million redundancy costs, leaving a provision of $0.3 million at November 30, 1999. These costs will be paid out during 2000. All administrative costs in relation to the restructuring were paid out during the year. The reorganization resulted in 66 redundancies in commercial and administrative functions, of which 58 had been effected at November 30, 1999. The remaining staff will be made redundant during 2000.


WRITE DOWN OF CERTAIN ASSETS


During the year ended November 30, 1997 the Company recognized a SFAS No. 121 impairment loss of $4.2 million. This loss related to certain subsea assets developed by the Company which were impaired as a result of technical obsolescence. The estimated undiscounted net cash flows directly attributable to the utilization of such assets and their eventual disposition were less than the net book value of such assets at that time. These assets were written down to values considered by management to be an assessment of their fair market value. In addition a small number of obsolete items were also written down to $nil as management considered it unlikely that they would be utilized in future years.


NON-OPERATING (EXPENSE) INCOME


NET INTEREST EXPENSE

In 1999 net interest expense increased to $16.7 million from $5.1 million in 1998. This increase resulted from the acquisition of Ceanic, which was largely debt financed. In 1998 net interest expense

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION, CONTINUED

decreased from $9.5 million in 1997 to $5.1 million in 1998 as a result of lower borrowing requirements subsequent to the equity offerings made in 1997.


INCOME TAXES


The Company recorded a net tax benefit of $8.5 million in 1999, compared to a net tax provision in 1998 and 1997 of $17.5 million and $11.1 million, respectively. The tax credit, in 1999, largely results from the disappointing year in the U.S. Gulf of Mexico where substantial pre tax losses were recognized. The increase in the provision between 1997 and 1998 relates for the most part to increases in pre-tax income recognized in the U.K. and Norway.


CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING POLICY


In 1998, the Company changed its accounting policy for drydocking from an accrual basis to a deferral basis. Under Accounting Principles Board Opinion No. 20 (APB No. 20) the Company is required to separately disclose the cumulative effect at December 1, 1997. This amounted to $3.1 million net of tax.


CAPITAL STOCK AND EARNINGS PER SHARE


On January 9, 1998 the Company completed a two-for-one stock split which was effected by means of a stock dividend distribution. On June25, 1998 the Company issued a stock dividend in the form of one new Class A Share for each two Common Shares.

In March 1997, the Company sold 8,050,000 Common Shares and during November 1997 an additional 4,000,000 Common Shares were sold. Concurrent with the March offering the Company exchanged debt due to an affiliate of SNSA for 14,000,000 Class B Shares. Concurrent with the November offering SNSA sold 4,000,000 Common Shares that had been converted from 8,000,000 Class B Shares.

All share and earnings per share information contained within the Annual Report have been restated to reflect the stock split and creation of Class A Shares.


LIQUIDITY AND CAPITAL RESOURCES


The primary liquidity needs of the Company are to fund working capital and capital expenditures. The Company's principal sources of funds have been cash generated from operations, borrowings from commercial banks, SNSA and funding raised in the equity markets.

On December 19, 1997 the Company obtained a revolving credit facility led by HSBC Bank plc (formerly Midland Bank plc) and Den norske Bank ASA, which provides for a five-year revolving credit line in the principal amount of $125.0 million, such principal amount reducing to $100.0 million and $75.0 million in years four and five, respectively. The interest charges are based on the ratio of the Company's debt to earnings before interest, taxes, depreciation, and amortization ("EBITDA") and will range from the London Interbank Offer Rate ("LIBOR") +0.4% to LIBOR + 0.8%.

On April 1, 1999 the Company agreed a new credit facility with Den norske Bank ASA, Bank of America NT & SA, HSBC Bank plc, and ASLK-CGER Bank. This facility is in the form of a five-year revolving credit line. The initial amount available was $150.0 million, which is to be reduced by $12.5 million semi annually leaving $37.5 million due at maturity. Currently there is $137.5 million available under this facility. The interest charges are based on the ratio of the Company's debt to EBITDA and will range from LIBOR + 0.85% to LIBOR + 1.40% over the life of the facility.

Subsequent to November 30, 1999 the Company agreed a bridging facility with Den norske Bank ASA for $150.0 million with a duration of 364 days. Interest will be charged at LIBOR + 1.1875%. The purpose of the facility was to finance a portion of the purchase price of the acquisition of ETPM, to refinance existing indebtedness of ETPM, and for other working capital purposes. It is anticipated this facility will be re-financed during the year.

As of November 30, 1999 the Company had available bank facilities of $315.6 million of which $122.3 million were utilized at November 30, 1999. Of the bank facilities utilized, $100.0 million were classified as long-term debt.

In addition the Company also had debt at November 30, 1999 due to SNSA of $150.0 million, of which $100.0 million is classified as long-term and $50.0 million as short-term. During 2000 the conversion of the long-term debt to 10,341,262 Class A Shares will be completed. The short-term debt will be repaid using existing bank facilities.

During the next financial year the Company expects to make capital expenditures of $400.0 million, including the acquisition of ETPM and the investment in NKT Flexibles I/S which are discussed under subsequent events below. Of this capital expenditure approximately $62.0 million was committed at November 30, 1999. Approximately $140.0 million of the capital expenditure will be funded using Class A Shares. Scheduled debt service is expected to be $63.0 million. In addition it will be necessary to re-finance approximately $60.0 million of debt existing in ETPM on acquisition. Based on the current level of activity, cash used by operations is expected to be $9.0 million, which results in a funding requirement of $314.0 million. The Company has adequate facilities to meet this need.

Net cash provided by operating activities was $40.3 million during 1999 compared to $103.7 million in 1998. Average accounts receivable days increased to 113 days at November 30, 1999 from 108 days at November 30, 1998. Accounts payable days of 91 days at November 30, 1999 compared to 117 days in 1998.

The year to year fluctuations in cash from operating activities is due to fluctuations in net operating income as discussed under "Results of operations" above.

Net cash provided by operating activities in 1998 was $103.7 million, compared to $2.9 million in 1997. This large increase was a result of improved profitability during the year, a reduction in the average accounts receivable days outstanding from 124 days in 1997 to 108 days (as adjusted for Ceanic) in 1998, and an increase in average accounts payable days outstanding from 90 days in 1997 to 117 days (as adjusted for Ceanic) in 1998. Net cash used in investing activities in 1999 was $75.8 million compared to $328.2 million in 1998. In 1998 the acquisition of Ceanic accounted for $213.1 million; net of cash acquired. In 1999 $90.9 million was used to purchase fixed assets which was partially offset by dividends from joint ventures of $11.6 million.

Net cash used in investing activities in 1998 of $328.2 million compared to $101.3 million in 1997. In addition to the purchase of Ceanic described above $123.3 million was used to purchase fixed assets, which was partly offset by $12.6 million in dividends from joint ventures.

Net cash used in investing activities in 1997 was also used to purchase fixed assets of $108.6 million offset by dividends of $7.0 million from joint ventures.

Net cash provided by financing activities in 1999 was $34.7 million, compared to $225.3 million in 1998 and $102.3 million in 1997. In 1999 this was comprised of an increase in long-term debt of $34.0 million, repayment of long-term debt of $1.4 million, $5.6 million additional drawdown on short-term facilities, $1.0 million increase in restricted cash deposits, and $3.1 million repayment of capital lease obligations. In 1998 this comprised a long-term loan from SNSA of $150.0 million, $66.0 million of new long-term debt, $1.0 million repayment of long-term debt, $4.1 million additional drawdown on short-term bank facilities, and $5.8 million of release of restricted cash. In 1997 net cash from financing activities was largely comprised of $179.8 million of proceeds from equity offerings offset by repayments of long-term debt and debt due to an affiliate.


MULTI-CURRENCY ACTIVITIES


The reporting currency of the Company is the U.S. dollar. The majority of net operating expenses are denominated in the functional currency of the individual operating subsidiaries. In the North Sea region the functional currencies are the Norwegian kroner and the British pound and in SEAME it is the U.S. dollar.

The Company ceased to treat activities in Brazil as occurring in a hyperinflationary environment with effect from December 1, 1997, as a result in a change in the status of this economy as determined by inflation factors laid down by the Securities and Exchange Commission ("SEC").

The Company enters into forward exchange and options contracts to hedge capital expenditures and operational non-functional currency exposures on a continuing basis for periods consistent with its committed exposures. The Company does not engage in currency speculation.


SUBSEQUENT EVENTS


On December 7, 1999 the Company announced the completion of a transaction to form a joint venture entity, NKT Flexibles I/S, for the manufacture of flexible flowlines and dynamic flexible risers for the offshore oil and gas industry. NKT Flexibles I/S is owned 51% by NKT Holdings A/S, and 49% by SCS. Stolt Comex Seaway S.A. issued 1,758,242 Class A Shares with an average guaranteed value of $14.475 per share and paid $10.5 million in cash for its 49% interest in NKT Flexibles I/S, a total consideration of $36.0 million.

On December 16, 1999 the Company announced the acquisition of the French offshore construction and engineering company ETPM S.A. ("ETPM"), a wholly owned subsidiary of Groupe GTM S.A. ("GTM"), the construction affiliate of Suez Lyonnaise des Eaux S.A.. SCS paid GTM $130.0 million in cash and issued 6,142,857 Class A Shares. These shares are subject to a minimum guaranteed price, which is expected to give GTM a total price for its ETPM shares of between $237.5 and $243.6 million. This acquisition was initially funded by funds provided by SNSA, which have been replaced by a bridge finance facility provided by Den norske Bank ASA for $150.0 million with a duration of 364days. Interest will be levied at LIBOR + 1.1875%. This will be re-financed during the year.

The guaranteed minimum share price is $17.50 per share for the first six months after closing and increases by $0.25 every six months up to a maximum of $18.50 per share after 24 months. For the first 24 months after closing, GTM is free to sell all or part of their SCS shares at any time. SCS will only be obliged to honor its minimum price guarantee in the event SCS elects to arrange such sale. From the period of 24 to 30 months after the closing, SCS may force GTM to sell its shares in SCS. From the period of 24 to 30 months after the closing GTM may request that SCS arranges to sell GTM's shares in SCS. In each case, the minimum guarantee share price will apply. From the period of 24 to 30 months after the closing, GTM continues to have the right to sell all or part of its shares in SCS. For those shares that GTM have not sold by month 30 after the closing, GTM can require SCS to sell GTM's shares in SCS and the minimum price guarantee will apply. Thirty months after closing, the guarantee lapses.

In addition SCS has entered into a hire purchase arrangement for two ships owned by GTM, the Seaway Polaris and the DLB 801, (derrick lay barge), with an early purchase option after two years. The net present value of this arrangement is approximately $32.0 million.

During 2000 the Company will incur restructuring costs as a result of the ETPM acquisition. It is expected these will include the costs associated with is closure of certain offices and redundancy of certain personnel. Management has determined the structure of the new organization and is in the final stages of planning the integration process. Restructuring costs are expected to be in the region of between $15.0 million and $20.0 million.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION, CONTINUED


In addition to the 6,142,857 Class A Shares issued to GTM, to finance the transaction, SCS and SNSA have agreed to convert $100.0 million of debt due to SNSA into 10,341,262 Class A Shares at a price of $9.67. Of the total 77.3 million Common Shares and Common Share equivalents outstanding upon completion of the debt conversion, SNSA will own 47.6%, GTM 7.9%, and NKT 2.3% with the public float representing 42.2%.

It is proposed that the Company's name be changed to Stolt Offshore S.A. at the AGM in April in recognition of our continuing evolution into a larger and more diverse company.

Both Bernard Vossier the Chief Executive Officer and Pierre Laborie, who was until recently the Vice-Chairman and President of ETPM, will be nominated to stand for election to be members of the Board at that meeting.


MARKET RISK


The Company is exposed to market risk, including changes in interest rates and currency exchange rates. To manage the volatility relating to these exposures on a consolidated basis, the Company nets the exposures and takes advantage of natural offsets and enters into derivative transactions for the remaining currency exposures in accordance with the Company's policies. The financial impact of these instruments is offset by corresponding changes in the underlying exposures being hedged. The Company does not hold or issue derivative instruments for trading purposes.


CURRENCY RATE AND INTEREST RATE EXPOSURE


The Company's exposure to currency rate fluctuations results from its net investments in foreign subsidiaries, primarily in the U.K., Norway, France and Brazil, and from its share of the local currency earnings in its operations in the U.K. and Norway. The Company is also exposed to fluctuations in several other currencies resulting from operating expenditures and one-off liabilities.

The Company's currency rate exposure policy prescribes the range of allowable hedging activity. The Company primarily utilizes forward exchange contracts and purchased options. The Company does not use derivatives to hedge the value of investments in foreign subsidiaries.

The Company's exposure to third party interest rate fluctuations results primarily from floating-rate short-term lines of credit, as well as floating-rate long-term revolving credit facilities tied to LIBOR.

The Company uses a "Value-at-Risk" (VAR) model to estimate the potential loss that could occur from the adverse movements in either interest rates or foreign exchange rates. The VAR model uses historical foreign exchange rates and interest rates to estimate the volatility and correlation of these rates in future periods. It estimates a potential one-day loss in fair market value using statistical modeling techniques and including substantially all market risk exposures, specifically excluding equity-method investments. The VAR model estimates were made assuming normal market conditions and a 95% confidence level.

The 95% confidence interval signifies the Company's degree of confidence that actual losses would not exceed the estimated losses shown in the table below. The amounts shown here disregard the possibility that interest rates and foreign currency exchange rates could move favorably. The VAR model assumes that all movements in these rates will be adverse. Actual experience has shown that gains and losses tend to offset each other over time, and it is highly unlikely that the Company could experience losses such as these over an extended period of time. These amounts should not be considered projections of future losses, since actual results may differ significantly depending upon activity in the global financial markets.

The fair value losses shown in the table below have no impact on the Company's results of operations or financial condition.

=============================================================================
VAR                      Interest Rates             Foreign exchange rates
-----------------------------------------------------------------------------
(IN THOUSANDS)

As of November 30, 1999       $693                          $70
=============================================================================

A discussion of the Company's accounting policies for financial instruments is included in Note 2 to the consolidated financial statements, and disclosure relating to the financial instruments is included in Note 24 to the consolidated financial statements.


EURO


The Company has carried out an initial review of the impact of carrying out business in an additional currency, and it is anticipated that there is unlikely to be a material impact on the Company in the short-term. Those financial systems, which must be upgraded to provide Euro compliance, will be systematically upgraded to meet commercial requirements. Any foreign exchange risks will be assessed and managed as part of the Company's foreign exchange program.


YEAR 2000


In 1997, the Company established a company-wide initiative to identify, evaluate, and address Year 2000 issues covering the information technology systems and applications used in its business. In addition, the project included a review of the Year 2000 compliance efforts of key suppliers, customers, and other principal business partners. While the scope of the project was broad, it was structured in such a way as to identify and prioritize efforts on critical systems, network elements and products, and key business partners. To date, the Company has not experienced significant systems problems at the turn of the millennium.

The Company incurred approximately $0.2 million in expenses during 1999 in connection with the efforts on Year 2000 issues. In 1998, the Company recorded $0.1 million.

IMPACT OF NEW ACCOUNTING STANDARDS


In March 1998, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued Statement of Position 98-1 ("SOP 98-1"), "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use", which provides guidance on accounting for the costs of computer software developed or obtained for internal use. This SOP requires computer software costs that are incurred in the preliminary project stage to be expensed as incurred. Once the capitalization criteria of the SOP have been met, directly attributable development costs should be capitalized. It also provides guidance on the treatment of upgrade and maintenance expenditure. SOP 98-1 is effective for fiscal years beginning after December 15, 1998. Costs incurred prior to initial application of this SOP, whether capitalized or not, should not be adjusted to the amounts that would have been capitalized had this SOP been in effect when those costs were incurred. The adoption of SOP 98-1 is not expected to have a significant impact on the Company's financial statements or disclosures.

In April 1998, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued Statement of Position 98-5 ("SOP 98-5"), "Reporting on the Costs of Start-Up Activities", which provides guidance on the financial reporting of start-up costs and organization costs. This SOP requires costs of start-up activities and organization costs to be expensed as incurred. SOP 98-5 is effective for fiscal years beginning after December 15, 1998. The adoption of SOP 98-5 is not expected to have a significant effect on the Company's financial statements or disclosures.

In June 1998, the Financial Accounting Standards Board ("FASB") issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". The Statement establishes accounting and reporting standards in the U.S. requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value. The Statement requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gains and losses to offset related results on the hedged items in the income statement, and requires that a company must formally document, designate, and assess the effectiveness of transactions that receive hedge accounting.

In 1999, the FASB issued SFAS No. 137, which deferred the effective date of SFAS No. 133. SFAS No. 133, as amended by SFAS No. 137, is effective for fiscal years beginning after June 15, 2000. A company may also implement the Statement as of the beginning of any fiscal quarter after issuance (that is, fiscal quarters beginning June 16, 1998 and thereafter). SFAS No. 133 cannot be applied retroactively. SFAS No. 133 must be applied to (a)derivative (b) certain derivative instruments embedded in hybrid contracts that were issued, acquired, or substantively modified after December31, 1997.

The Company has not yet quantified the impact of adopting SFAS No.133 on the amounts presented under U.S. generally accepted accounting standards. However, the Statement could increase volatility in earnings and comprehensive income.


FORWARD LOOKING STATEMENTS


Certain statements in this Annual Report, including the message from the Chairman and the operational review from the Chief Executive Officer, describe plans or expectations for the future and constitute "forward-looking statements" as defined in the U.S. Private Securities Litigation Reform Act of 1995. Actual and future results and trends could differ materially from those set forth in such statements due to various factors. Such factors include, among others: general economic and business conditions; industry capacity; industry trends; competition; the availability and reliability of ships; project performance; currency fluctuations; the loss of any significant customers; changes in business strategy or development plans; availability, terms and deployment of capital; availability of qualified personnel; changes in, or the failure or inability to comply with, government regulations; and adverse weather conditions. Additional information concerning these as well as other factors is contained from time to time in the Company's U.S. Securities and Exchange Commission ("SEC") filings, including but not limited to the Company's report on Form 20-F for the year ended November 30, 1998. Copies of these filings may be obtained by contacting the Company or the SEC.

SELECTED CONSOLIDATED FINANCIAL DATA
--------------------------------------------------------------------------------

===================================================================================================================================
For the years ended November 30,                          1999            1998           1997            1996            1995
-----------------------------------------------------------------------------------------------------------------------------------
(IN MILLIONS, EXCEPT PER SHARE DATA)

Net operating revenue                                $   640.7       $   649.8      $   431.1       $   313.4       $   327.0
Non-recurring items                                  $    (1.6)      $      --      $    (3.1)      $      --       $    (9.0)
Net operating income (loss)                          $    24.2       $    77.7      $    54.5       $    (3.4)      $    19.2
Cumulative effect of change in accounting policy     $      --       $     3.1      $      --       $      --       $      --
Net income (loss)                                    $    16.2       $    57.3      $    39.0       $   (14.9)      $     2.0
-----------------------------------------------------------------------------------------------------------------------------------
Net income (loss) per Common Share and
    Common Share equivalents before cumulative
    effect of change in accounting policy(a)
           Basic                                     $    0.27       $    0.92      $    0.83       $   (0.50)      $    0.07
           Diluted                                   $    0.27       $    0.91      $    0.82       $   (0.50)      $    0.07
Net income per Common Share and
    Common Share equivalents cumulative effect of
    change in accounting policy(a)
           Basic                                     $      --       $    0.05      $      --       $      --       $      --
           Diluted                                   $      --       $    0.05      $      --       $      --       $      --
Net income (loss) per Common Share and
    Common Share equivalents(a)
           Basic                                     $    0.27       $    0.97      $    0.83       $   (0.50)      $    0.07
           Diluted                                   $    0.27       $    0.96      $    0.82       $   (0.50)      $    0.07
Weighted average number of Common Shares and
    Common Share equivalents outstanding(a)
           Basic                                          59.1            59.0           47.0            30.0            30.0
           Diluted                                        59.5            60.0           47.6            30.0            30.0
===================================================================================================================================


===================================================================================================================================
As of November 30,                                             1999           1998           1997           1996            1995
-----------------------------------------------------------------------------------------------------------------------------------
(IN MILLIONS, EXCEPT PER SHARE DATA)
Current assets less current liabilities (including
     current portion of long-term debt, capital
     lease obligations and debt due to SNSA)              $    31.9      $    67.4      $    78.7      $   (20.0)      $    12.2
Long-term assets                                          $   591.2      $   574.2      $   275.0      $   207.7       $   196.6
Long-term debt, including long-term debt
     due to SNSA, and capital lease obligations
     (including current portion)                          $   200.7      $   221.2      $     2.6      $   154.5       $   128.3
Other long-term liabilities                               $    14.5      $    22.5      $     3.5      $     4.2       $     6.6
Shareholders' equity                                      $   408.4      $   400.6      $   348.0      $    76.9       $    90.9
-----------------------------------------------------------------------------------------------------------------------------------
Book value per Common Share and
    Common Share equivalents(a)
         Basic                                            $    6.91      $    6.79      $    7.40      $     2.56      $    3.03
         Diluted                                          $    6.86      $    6.68      $    7.31      $     2.56      $    3.03
Weighted average number of Common Shares and
    Common Share equivalents outstanding(a)
         Basic                                                 59.1           59.0           47.0            30.0           30.0
         Diluted                                               59.5           60.0           47.6            30.0           30.0
Total number of Common Shares and
    Common Share equivalents outstanding(a)                    59.2           59.0           59.0            30.0           30.0
===================================================================================================================================

(a) All share data and per share data have been restated to reflect the two-for-one stock split completed on January 9, 1998 and the Class A Share distribution on June 25, 1998.